FOR IMMEDIATE RELEASE: September 26, 2011	PR 11-23

Rod Gloss Joins Atna Resources as Chief Financial Officer

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN / OTCBB:ATNAF) is pleased to announce that Mr. Rod Gloss has joined Atna’s management team as Vice President and Chief Financial Officer effective October 3, 2011.

Mr. Gloss is a senior financial executive with an extensive background in the global mining and manufacturing sectors with experience in managing all aspects of accounting and finance. He is an experienced and proven leader with the analytical and financial know-how to reduce costs and grow enterprises in a profitable manner. Rod has served as Corporate Controller for Alacer Gold; VP, Chief Accounting Officer, and Corporate Controller for Intrepid Potash; and CFO, VP, Controller, and Director of Treasury for Timminco Ltd. Rod holds an MBA in Finance and Marketing from the University of California and a BS in Mathematics from Northern Arizona University. He is a CPA in the State of California.

 “We are pleased to welcome Mr. Gloss to the Company. Rod brings a level of financial expertise and experience that will be invaluable as Atna continues its growth path to becoming a profitable mid-tier gold producer. Rod will be responsible for the financial and accounting operations of the Company.” states James Hesketh President & CEO.

For additional information on Atna Resources, please visit our website at www.atna.com.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182